SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

August 9, 2019

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Angel Oak Mortgage, Inc.
Draft Registration Statement on Form S-11

Ladies and Gentlemen:

On behalf of Angel Oak Mortgage, Inc. (the “Company”), we hereby confidentially submit a draft Registration Statement on Form S-11 (the “Registration Statement”) pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”), for non-public review by the Staff of the Securities and Exchange Commission prior to the public filing of the Registration Statement.  The Registration Statement relates to the Company’s proposed initial public offering of shares of its common stock.  The Company qualifies as an “emerging growth company” within the meaning of Section 6(e) of the Securities Act.

Please do not hesitate to contact the undersigned at (212) 839-5374 with any questions you may have regarding this confidential submission.

Very truly yours,

/s/ J. Gerard Cummins

J. Gerard Cummins

cc:	Dory Black
(Angel Oak Mortgage, Inc.)

Andrew S. Epstein
Jason D. Myers
(Clifford Chance US LLP)

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.